OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JUN 0 7 2002

155

SEC FILE NUMBER
8- 52955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



02022763

REPORT FOR THE PERIOD BEGINNING __APRIL 1, 2001__ AND ENDING __MARCH 31, 2002__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K.C. BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

816 CAMPUS DRIVE, SUITE A
(No. and Street)

GARDEN CITY,   KS   67846
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL K. HERRMAN   (620) 275-1300
(Area Code — Telephone No.)

PROCESSED
JUL 0 2 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name — if individual, state last, first, middle name)

7900 XERXES AVENUE SOUTH, SUITE 2400   BLOOMINGTON,   MN   55431
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays...

OATH OR AFFIRMATION

I, _____MICHAEL K. HERRMAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____K.C. BROKERAGE SERVICES, LLC_____, as of

_____MARCH 31,_____, ₩₩2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

Board of Governors and Member
KC Brokerage Services, LLC
Garden City, Kansas

We have audited the accompanying statements of financial condition of KC Brokerage Services, LLC (a limited liability company) as of March 31, 2002 and 2001, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KC Brokerage Services, LLC as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
May 23, 2002

2

KC BROKERAGE SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 24,777	$ 10,178
Commissions receivable	20,891	0
	$ 45,668	$ 10,178

LIABILITIES AND MEMBER'S EQUITY

	2002	2001
Liabilities	$ 0	$ 0
Member's equity	45,668	10,178
	$ 45,668	$ 10,178

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2002 AND 2001

	2002		2001	
Revenues	$	160,153	$	0
Operating expenses		181		0
Income from operations		159,972		0
Other income		348		178
Net income	$	160,320	$	178

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC
STATEMENTS OF MEMBER'S EQUITY
YEARS ENDED MARCH 31, 2002 AND 2001

BALANCE - March 31, 2000	$ 0
Capital contributions	10,000
Net income	178
BALANCE - March 31, 2001	10,178
Distributions	(124,830)
Net income	160,320
BALANCE - March 31, 2002	$ 45,668

See accompanying notes to financial statements.

5

KC BROKERAGE SERVICES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 160,320	$ 178
Changes in operating assets and liabilities:		
Accounts receivable	(20,891)	0
Cash flows from operating activities	139,429	178
Cash flows from investing activities:		
Cash flows from investing activities	0	0
Cash flows from financing activities:		
Capital contribution	0	10,000
Distributions	(124,830)	0
Cash flows from financing activities	(124,830)	10,000
Increase in cash	14,599	10,178
Cash, beginning of year	10,178	0
Cash, end of year	$ 24,777	$ 10,178

See accompanying notes to financial statements.

NOTE 1 – Nature of Business and Significant Accounting Policies

Nature of business

KC Brokerage Services, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the National Association of Securities Dealers.

The Company is a wholly-owned subsidiary of KC Advisors, LLC (KC Advisors).

Commissions receivable

The commissions receivables are unsecured and no allowance for doubtful accounts is considered necessary.

Income taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income and loss is taxed on the member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management's use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Related Party Transactions

The Company has entered into an affiliate agreement with KC Advisors. KC Advisors pays all fixed and variable expenses for the Company. These costs will not be reimbursed and there is no accounting recognition on the financial statements of the Company.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At March 31, 2002 and 2001, the Company had net capital of $45,668 and $10,178 which was $40,668 and $5,178 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at March 31, 2002 and 2001.

An audit adjustment was made for a deposit in transit to reconcile the net capital calculated and the net capital computed and reported in the Company's March 31, 2002 FOCUS filing. No material differences existed between the net capital calculated and the net capital computed and reported in the Company's March 31, 2001 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

KC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2002 and 2001

COMPUTATION OF NET CAPITAL

	2002	2001
Total member's equity	$ 45,668	$ 10,178
Non-allowable assets	0	0
Net capital before haircuts on securities positions	45,668	10,178
Haircuts on securities positions	0	0
Net capital	$ 45,668	$ 10,178

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2002	2001
Total liabilities from statement of financial condition	$ 0	$ 0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	2002	2001
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital at 1,500 percent	$ 40,668	$ 5,178
Excess net capital at 1,000 percent	$ 45,668	$ 10,178
Ratio: Aggregate indebtedness to net capital	0 to 1	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

	2002	2001
Net capital, as reported in Company's Part II Focus report, Form X-17A-5 (unaudited):	$ 35,190	$ 10,178
Audit adjustment - record deposit in transit	10,478	0
Net capital per above	$ 45,668	$ 10,178



VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Governors and Member
KC Brokerage Services, LLC
Garden City, Kansas

In planning and performing our audits of the financial statements and supplemental schedule of KC Brokerage Services, LLC (the Company) for the years ended March 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
May 23, 2002

KC BROKERAGE SERVICES, LLC
FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001